During the fourth quarter of 1998, People's Bank modified its methodology for charging off delinquent credit card receivables. The Bank will now charge off as a loan loss credit card receivables in the month in which the receivable becomes 181 days past due. The prior practice had been to charge off delinquent receivables between the 210th through the 240th day of delinquency. For the People's Bank Credit Card Master Trust, this modification will result in approximately $17 million of additional Defaulted Receivables and a corresponding decrease in delinquent Receivables (based on the level of delinquent Receivables 181 days past due on December 31, 1998). For operational purposes, this change will be phased-in over a period of up to 12 months commencing with the January 1999 Monthly Period. Investors should note that for People's Bank's financial reporting purposes, the entire amount of additional charge-offs was recognized during the fourth quarter of 1998.